SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

     Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. ss. 250.20, P. 36,652] or U-47 [Reg. ss. 250.47, P. 36,620]
adopted under the Public Utility Holding Company Act of 1935

     Certificate is filed by: Southwestern Public Service Company ("SPS"), a subsidiary of New Century Energies, Inc.

         This certificate is notice that the above named subsidiary has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. ss. 250.48, P. 36,621].

     1.   Type  of the  security  or  securities  ("draft,"  promissory  note"):
          Promissory note.

     2. Issue, renewal or guaranty: Renewal and increase in commitments of lenders under the credit agreements from $180,000,000 in the aggregate to $200,000,000 in the aggregate. This renewal and increase in commitment of lenders replaces the following credit facilities: a) $150,000,000 credit facility through First National Bank of Chicago (Agent), which matured on February 28, 1998. b) $30,000,000 credit facility through Boatmen's First National Bank of Amarillo, Texas (Agent), which matured on February 27, 1998.

     3.   Principal  amount  of  each  security:   up  to  $200,000,000  in  the
          aggregate.

     4.   Rate of interest per annum of each security:

          a)   First National Bank of Chicago base rate or;
          b) Fixed rate equal to the sum of .1875% per annum plus the Eurodollar rate or;
          c) First National Bank of Chicago Fixed C.D.Rate plus .325% per annum.

     5.   Date of issue,  renewal or guaranty of each security:

          a)   $200,000,000 Facility

               i)   Issuance date: February 27, 1998.
               ii)  No upstream guaranty provided.

     6.   If renewal of security, give date of original issue:

          a) $150,000,000 facility - original issue date: December 30, 1992. This facility was increased to $200,000,000 on February 27, 1998.
          b) $30,000,000 facility - original issue date: October 31, 1983. This facility was terminated upon issuance of the said $200,000,000 facility (6a).

     7.   Date of maturity of each security: May 26, 1999.

     8. Name of the person to whom each security was issued, renewed or guaranteed: Southwestern Public Service Company.

     9.   Collateral given with each security, if any:

          a)   None
          b)   None

     10.  Consideration received for each security:

          a) .06% per annum commitment fee on the unborrowed portion of the Lender's commitment.
          b)   An annual administrative fee to the Agent.

     11.  Application of proceeds of each security:

          a) Primarily as a back-up line of credit to support SPS's commercial paper program which is used to fund general corporate needs.

     12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

          a)   the  provisions  contained in the first sentence of Section 6(b):
               Not applicable.
          b)   the provisions  contained in the fourth sentence of Section 6(b):
               Not applicable.
          c) the provisions contained in any rule of the commission other than Rule U-48: Yes.

     13.  If the  security of  securities  were exempt  form the  provisions  of
          Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) or the Act granted by the first sentence of Section 6(b): Not applicable.

     14.  If the  security  or  securities  are exempt  from the  provisions  of
          Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued. Not applicable.

     15.  If the  security  or  securities  are exempt  from the  provisions  of
          Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg. ss. 250.48, P. 36,621] designate the rule under which exemption is claimed. Rule 52(a).



                                            Southwestern Public Service Company




                                            By:    /s/ James D. Steinhilper
                                            Name:  James D. Steinhilper
                                            Title: Treasurer